Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Wins Fierce Innovation Award in Telecom Edition

Harmony Enhanced Multi-Channel Recognized for its Reach, Capacity, Ease of Use, ROI, and Innovation

Ottawa, Canada, November 21, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a global supplier of packet microwave radio systems, today announced the company has won this year’s Fierce Innovation Awards: Telecom Edition, a carrier-reviewed awards program from the publisher of FierceWireless, FierceTelecom and FierceCable. DragonWave was named winner in the category Rural Wireless Networks for its innovative, industry-leading product Harmony Enhance Multi-Channel (MC).

The Harmony Enhanced MC is ideally suited to provide of high bandwidth rural connectivity in the most cost effective manner possible.  It’s dual channel capabilities and integrated compression enables the delivery of 4 to 8 Gbps in a single radio, providing fiber-equivalent capacities for rural backhaul without having to install expensive fiber connections.  With the industry leading system gain of Harmony Enhanced MC, enabling extremely long hops for rural connectivity, while also utilizing small antennas to minimize monthly tower rental costs.

Judging criteria was based on how products made a positive, innovative, real world impact on the cable, satellite, OTT, wireless and wireline industries during the past 12 months, with consideration given for technology innovation, financial impact, market validation, compatibility with existing network environments, end-use customer experience, and overall level of innovation. Judges called out the Harmony Enhanced MC for its pioneering use of GaN technology and the associated power advantage that provides higher capacities and lower co-location costs using smaller antennas.

“The technological features inherent in the Harmony Enhanced MC make it an ideal, cost-effective solution for rural wireless networks and are key to it being named a winning product for Rural Wireless Networks in the Telecom Edition of Fierce Wireless Innovation Awards,” said Greg Friesen, Vice President Product Management, DragonWave. “Having such a distinguished panel of judges recognize Harmony Enhanced MC validates our work in building a quality product to serve the industry. We’re thankful to Fierce for providing an important industry award and raising awareness of emerging, impactful technologies.”

To learn more about DragonWave, visit us at www.dragonwaveinc.com, read our blog, and follow us on Twitter, Facebook and LinkedIn.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Patrick Houston
Marketing Communications	Interprose	CFO
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	phouston@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-408- 778-2024	Tel: +1-613-599-9991 ext. 2278